SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (Amendment No. 4)*

                               Acadia Realty Trust
                                (Name of Issuer)

        Common Shares of Beneficial Interest, Par Value $0.001 Per Share
                         (Title of Class of Securities)

                                   004239 10 9
                                 (CUSIP Number)

                              Mr. Matthew W. Kaplan
                             Rothschild Realty Inc.
                           1251 Avenue of the Americas
                              New York, N.Y. 10020
                            Telephone (212) 403-3500
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                February 21, 2002
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)


--------------
         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  004239109              Schedule 13D                 Page 2 of 7 Pages

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     (1)  NAME OF REPORTING PERSON:  Five Arrows Realty Securities L.L.C.
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
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     (3)  SEC USE ONLY

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     (4)  SOURCE OF FUNDS**:  WC

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     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                       / /
------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

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NUMBER OF      (7)  SOLE VOTING POWER: -0-

SHARES         _______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER: 2,275,167 (fn1)

OWNED BY       _______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER: -0-

REPORTING      _______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 2,275,167 (fn1)

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      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON: 2,275,167 (fn1)
------------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
------------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11): 9.2% (fn1)
------------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **:  OO

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                   ** SEE INSTRUCTIONS BEFORE FILLING OUT!

Fn1 Includes those shares that were originally reported in the statement on
Schedule 13D, filed on September 15, 1998, of RD Properties, L.P. VI, RD Properties, L.P. VIA, RD Properties VIB, RD New York VI, LLC, Yale University, Yale University Retirement Plan for Staff Employees, Carnegie Corporation, the Vanderbilt University, TRW Master Trust, Harvard Private Capital Realty, Inc., Charlesbank Capital Partners, LLC, the Board of Trustees of the Leland Standard Junior University, Howard Hughes Medical Institutes, Five Arrows Realty Securities L.L.C., Rothschild Realty Investors II L.L.C., Ross Dworman and Kenneth F. Bernstein (the "Group Schedule 13D").

CUSIP No.  004239109              Schedule 13D                 Page 3 of 7 Pages

------------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSON: Rothschild Realty Investors II L.L.C. S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
------------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**:  WC

------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                       / /
------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER: -0-

SHARES         _______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER: 2,275,167 (fn1)

OWNED BY       _______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER: -0-

REPORTING      _______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 2,275,167 (fn1)
------------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON: 2,275,167 (fn1)
------------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
------------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11): 9.2% (fn1)
------------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **:  OO

------------------------------------------------------------------------------
                   ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  004239109              Schedule 13D                 Page 4 of 7 Pages

         This Amendment No. 4 (the "Amendment") amends the statement on Schedule 13D ("Schedule 13D") filed by Five Arrows Realty Securities L.L.C., a Delaware limited liability company ("Five Arrows"), and Rothschild Realty Investors II L.L.C., a Delaware limited liability company and the sole Managing Member of Five Arrows ("Rothschild"), on September 15, 1998 and as amended by Amendment No. 1 on May 21, 1999, Amendment No. 2 on May 24, 1999, and Amendment No. 3 on May 26, 2000, with respect to the common shares of beneficial interest, par value $.001 per share (the "Common Stock") of Acadia Realty Trust, Inc. (formerly known as Mark Centers Trust) (the "Trust"), a Maryland real estate investment trust, whose principal executive offices are located at 805 Third Avenue, 9th Floor, New York, New York 10022. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on Schedule 13D.

     Item 4.  Purpose of Transaction

     Item 4 is amended and restated in its entirety as set forth below.

              The purpose of the acquisition of the shares of Common Stock by Five Arrows reported herein is for investment. The purchase of the shares of Common Stock reported herein was effected on the New York Stock Exchange.

              Five Arrows intends to review its holdings with respect to the Trust on a continuous basis. Depending on Five Arrows' evaluation of the Trust's business and prospects, and upon future developments (including, but not limited to, market prices of the shares of Common Stock and availability and alternative uses of funds; as well as conditions in the securities markets and general economic and industry conditions), Five Arrows may acquire other securities of the Trust; sell all or a portion of its shares of Common Stock or other securities of the Trust, now owned or hereafter acquired.

              Other than as described above, Five Arrows has no present plans or proposals which relate to, or would result in, any of the matters enumerated in paragraphs (b) through (j), inclusive, of Item 4 of Schedule 13D. Five Arrows may, at any time and from time to time, review or reconsider its position with respect to the Trust, and formulate plans or proposals with respect to any such matters.

     Item 5. Interest in Securities of the Issuer

     Item 5 is amended and restated in its entirety as set forth below.

           a) As of the close of business on April 18, 2002, Five Arrows owned, within the meaning of Rule 13d-3 under the Exchange Act, 2,275,167 shares of Common Stock, including those shares originally reported in the Group
Schedule 13D. Five Arrows beneficially owns 9.2% of the issued and outstanding shares of Common Stock (based on 24,700,328 shares of Common Stock outstanding as of April 1, 2002 as reported in the Definitive Proxy Statement of the Trust filed on April 16, 2002). Rothschild, as sole managing member of Five Arrows, may be deemed the beneficial owner of the 2,275,167 shares of Common Stock held by Five Arrows.

           (b) Five Arrows has the sole power to vote and dispose of the shares of Common Stock owned by it reported herein, which power may be exercised by Rothschild.

           (c) On February 21, 2002, the Trust purchased 900,000 shares of Common Stock (representing 3.6% of the shares of Common Stock outstanding) from Five Arrows at a price of $6.05 for a total of $5,445,000. Such shares had been tendered by Five Arrows into the Trust's tender offer described in the Offer to Purchase, dated December 20, 2001 ("Offer to Purchase"), and related Letter of Transmittal (the "Offer").

           On April 11, 2002, Five Arrows, in open market sales, sold 15,000 shares of Common Stock (representing 0.1% of the shares of Common Stock outstanding) at an average per share price of $7.00 for a total of $105,000.

           (d) Not applicable.
           (e) Not applicable.

      Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

      Item 6 is amended and restated in its entirety as set forth below.

           There are no contracts, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons or any person with respect to any securities of the Trust, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No.  004239109              Schedule 13D                 Page 5 of 7 Pages

           ITEM 7. Material To Be Filed As Exhibits


Exhibit Number                       Description

99.1 Joint Acquisition Statement, as required by Rule 13d 1(f)(1) of the Securities Act of 1934.

CUSIP No.  004239109              Schedule 13D                 Page 6 of 7 Pages


                                    SIGNATURE

           After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  April 18, 2002



                                    FIVE ARROWS REALTY SECURITIES L.L.C.

                                       By:/s/ James E. Quigley 3rd
                                          ------------------------
                                          James E. Quigley 3rd
                                          Manager

                                    ROTHSCHILD REALTY INVESTORS II L.L.C.

                                       By:/s/ James E. Quigley 3rd
                                          ------------------------
                                          James E. Quigley 3rd
                                          Manager

CUSIP No.  004239109              Schedule 13D                 Page 7 of 7 Pages


EXHIBIT 99.1

                           JOINT ACQUISITION STATEMENT
                           PURSUANT TO RULE 13D-1(k)1

     The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D, as amended, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, as amended, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  April 18, 2002


                                    FIVE ARROWS REALTY SECURITIES L.L.C.

                                       By:/s/ James E. Quigley 3rd
                                          ------------------------
                                          James E. Quigley 3rd
                                          Manager

                                    ROTHSCHILD REALTY INVESTORS II L.L.C.

                                       By:/s/ James E. Quigley 3rd
                                          ------------------------
                                          James E. Quigley 3rd
                                          Manager